Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

VIA EDGAR

August 5, 2022

Mr. Tony Watson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Mastercard Inc.
Form 10-K For Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-32877

Dear Mr. Watson:
Mastercard Incorporated (“Mastercard” or the “Company”) is submitting the following responses to your supplemental letter dated July 25, 2022 regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission of Mastercard’s Form 10-K for the fiscal year ended December 31, 2021, filed on February 11, 2022 (the “Form 10-K”), following our initial response letter dated July 8, 2022 to your letter dated June 27, 2022.
To assist your review, we have retyped the text of the Staff’s supplemental comments in italics below.

Item 7. Management’s discussion and analysis of financial condition and results of operations
Financial Results
Revenue, page 51
1.We note your response to comment 1. We continue to consider your response and may have additional comments.
The Company respectfully awaits the Staff’s response to comment 1.

Notes to consolidated financial statements
Note 3. Revenue, page 77
2.We note your response to comment 2. Please explain what the gross revenue excluding the impact of rebates and incentive represents and how you determined the revenue by source amounts. Please also tell us how you determined it is appropriate to use the titles “gross revenue” and “other revenues” as they do not represent GAAP revenue in accordance with ASC 606 guidance. In addition, please further explain why performing an allocation of rebates and incentives to the individual sources of revenue would require a high level of assumptions to estimate when the rebates and incentives can be tied to customer contracts and customer performance.
The Company respectfully acknowledges the Staff’s comments. In order to respond to the Staff’s comments, the Company has structured its response into four parts. First, the Company will address the Staff’s comments as to what gross revenue represents and why the Company has titled it “gross revenue”. Second, the Company will address the Staff’s comment as to the use of the title “other revenues”. Third, the Company will address the Staff’s comment as to how the revenue by source amounts are determined. Lastly, the Company will address the Staff’s comment as to why an allocation of rebates and incentives would require a high level of assumptions.

Gross Revenue

The disclosure of “gross revenue” within the disaggregated net revenue table is provided only as a subtotal of the Company’s individual sources of revenue. The individual sources of revenue (domestic assessments, cross-border volume fees, transaction processing and other revenues), together with rebates and incentives (contra-revenue), represent the Company’s disaggregated revenue components for purposes of disclosure in accordance with ASC 606 (the “Standard”). These revenue categories serve as the basis to explain the nature, amount, timing and uncertainty of the Company’s total GAAP revenue, which is Net revenue. It is not intended that gross revenue represent a metric outside of GAAP revenue. During quarterly earnings calls, investor presentations and forums, investors frequently inquire as to the level and changes in rebates and incentives as a percentage of the Company’s total gross revenue. This continues to be a consideration as to why the Company presents the subtotal “gross revenue” within its disaggregated revenue disclosures.

Other Revenues

The Company’s use of the title “other revenues” is to aggregate individually insignificant revenues from various value-added products and services that are often sold with the Company’s payment network services and are recognized in accordance with the Standard in the period in which the related services are performed, or transactions occur. Other revenues, as disclosed within Note 3 of the Form 10-K, includes the following:

•Cyber and intelligence solutions fees are for products and services offered to prevent, detect and respond to fraud and to ensure the safety of transactions made primarily on Mastercard products.
•Data analytics and consulting fees are for insights, analytics, and test and learn capabilities as well as Mastercard’s advisory and managed services.
•Loyalty and rewards solutions fees are charged to issuers for benefits provided directly to consumers with Mastercard-branded cards, such as access to a global airline lounge network, global and local concierge services, individual insurance coverages, emergency card replacement, emergency cash advance services and a 24-hour cardholder service center. Loyalty and reward solution fees also include rewards campaigns and management services.
•Program management services provided to prepaid card issuers consist of foreign exchange margin, commissions, load fees and ATM withdrawal fees paid by cardholders on the sale and encashment of prepaid cards.
•Batch and real-time account-based payment services relating to ACH transactions and other ACH related services.
•Other payment-related products and services and platforms, including account and transaction enhancement services, open banking and digital identity solutions, rules compliance and publications.

The disclosure of “other revenues” is consistent with how the Company's management evaluates the performance of the business. The Company continually reviews its disclosures to ensure they accurately reflect the activity of the business and are consistent with management’s approach to analyzing the Company’s performance.

Sources of Revenue

As it relates to Mastercard’s payment network services, the Company has a single performance obligation to its customers: A promise to provide continuous access to the payment network and stand ready to provide transaction processing, and related services, over the contract term. A single transaction within the payment network can result in assessments, transaction processing fees and other fees which are classified in different revenue streams dependent upon the nature of the transaction and the revenues generated.

Paragraph 606-10-50-5 of the Standard requires disaggregation of revenue “into categories that depict how the nature, amount, timing, and uncertainty of revenue are affected by economic factors.” For purposes of internal review and to address the external disclosure objective, the Company has elected to disaggregate its components of revenue into categories, or sources of revenue, that match the economic drivers commonly used and recognized in the payments industry. For instance, domestic assessments revenue is assessed against domestic gross dollar volume (“GDV”) which measures dollar volume of activity on cards carrying the Company’s brands during the period. GDV represents purchase volume plus cash volume and includes the impact of balance transfers and convenience checks. Cross-border volume fees are assessed against cross-border volume which measures cross-

border dollar volume initiated and switched through the Company’s network during the period for all Mastercard-branded programs. Finally, transaction processing revenue is measured against the number of transactions “switched” by Mastercard, which is defined as the number of transactions initiated and switched through the Company’s network during the period. Collectively, and including other revenues, these disaggregated components of revenue constitute the Company’s revenue streams and are typically representative of the Company’s cash inflows.

Allocation of Rebates and Incentives

The Company wants to provide further clarification to its response stating that performing an allocation of rebates and incentives to the individual sources of revenue would require a high level of assumptions to estimate. Rebates and incentives are tied to customer contracts. Within those contracts, there are fixed and variable-based rebates and incentives that do not directly correlate to the individual sources of revenue. Any allocation of rebates and incentives to the sources of revenue would be done with a high level of subjectivity as explained in more detail below, and while achievable, would disconnect the disaggregated revenue growth rates from the correlated key revenue metric drivers (GDV, cross-border volume, switched transactions) discussed above in the "Sources of Revenue" section. Further, management reviews rebates and incentives in totality, separately from its driver-based sources of revenue, when assessing the financial performance of the Company. In addition, during quarterly earnings calls, investor presentations and forums, investors frequently inquire as to the level and changes in rebates and incentives as a percentage of the Company’s total gross revenue.

The Company’s contracts with customers regularly provide for rebates and incentives which may include fixed payments directly related to entering into an agreement or variable-based rebates and incentives which may be tied to customer performance, such as volume thresholds, but may also be tied to card issuance, card conversions and merchant acceptance. Depending on factors such as economic factors, competitive pressure and length of a customer contract, the size and structure of the associated fixed and variable incentives could significantly vary customer-to-customer.

Fixed incentives typically represent payments to a customer directly related to entering into an agreement, which are generally capitalized and amortized over the life of the agreement on a straight-line basis as a reduction of revenue. Examples of fixed incentives include sign-on bonuses that obligate the customer to terms over the contract period and marketing support that can be provided to promote customer products over some or all years of the contract. Fixed incentives are neither tied nor correlated to an individual source of revenue. Variable rebates and incentives are typically tied to customer performance, such as volume thresholds, and are recorded as a reduction of revenue primarily when volume- and transaction-based revenues are recognized over the contractual term. Because a single transaction within Mastercard’s payment network may generate multiple sources of revenue (i.e., dollar volume assessments and transaction processing), the rebate or incentive provided as a result of that customer volume is not tied to a single source of revenue and can vary significantly based on the mix of assessments and transactions in any given period. Other types of variable incentives, such as card issuance and conversion bonuses, are based on number of cards or new customers. These incentives are neither tied nor correlated to an individual source of revenue. In totality, the timing and nature of rebates and incentives and their recognition do not directly correlate to an individual source of revenue. Therefore, any allocation of rebates and incentives among the multiple sources of revenue would be subjective.

Further, given that Mastercard’s payment network services represent a single performance obligation, the Company’s disaggregated revenue disclosure is meant to show the sources of revenue that accumulate to that single performance obligation and, without a sound basis to allocate discounts to the components, the Company discloses the sources on a gross basis and separately presents rebates and incentives as contra-revenue.

An allocation of rebates and incentives to the individual sources of revenue is also inconsistent with the way that management reviews the financial performance of the Company. Management reviews its driver-based sources of revenue, which align with the Company's corresponding key metrics, separate from rebates and incentives. For the reasons noted above, the Company does not believe an allocation of rebates and incentives to the individual sources of revenue is required under the Standard nor would it provide meaningful information to users of the financial statements.

Please do not hesitate to call me at 914-249-1330 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Sandra Arkell
Sandra Arkell
Corporate Controller
Principal Accounting Officer

Cc:	Suying Li, Securities and Exchange Commission
Michael Miebach, President and Chief Executive Officer
Sachin Mehra, Chief Financial Officer

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